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Alcatel-Lucent Reports Q3 2015 Results

Strong focus on execution enabling continued improvement in profitability

Double-digit growth in next generation technologies revenues

●

Group revenues, excluding Managed Services and at constant perimeter, increasing 7% year-on-year, with notable strength from next-generation technologies revenues, up 23%. At constant exchange rates, Group revenues down 5% while next-generation technologies revenues up 11%.

●	Continued improvement in profitability with gross margin up 50 bps year-over-year to 34.5% and adjusted operating margin expanding 100 bps to 6.2%.
●	Fixed cost savings of Euro 126 million in the quarter, leading to cumulative fixed cost savings of Euro 872 million, or more than 90% of The Shift Plan objective.
●

Significant improvement in segment operating cash flow, up Euro 144 million year-over-year bringing year-to-date total to Euro 247 million, up Euro 271 million year-over-year; reiterating Shift Plan target of being free cash flow positive in 2015.

●

Core Networking revenues up 2% year-on-year at constant exchange rates to Euro 1,608 million and adjusted operating margin at 9.4%, up 90 bps year-on-year. For 2015 as a whole, revenues now expected to be in a range of Euro 6.8 to 7.0 billion and adjusted operating margin now expected to be at a level similar to 2014.

●	Access operating cash flow at Euro 41 million, up Euro 77 million. Access now expected to largely exceed the target of Euro 200 million for 2015 as a whole.
●

Successful completion of lump-sum pension offer to US retirees, with more than 30% overall take-up rate and expected lump-sum payments of more than US Dollar 5 billion; applying September 30, 2015 discount rates, lump-sum payment would result in an increase in pension surplus of nearly US Dollar 500 million; actual impact will be recognized in Q4 2015 income statement and will depend on discount rates in effect at the time of payment.

Key numbers for the third quarter 2015

In Euro million (except for EPS)	Third quarter 2015	Third quarter 2014	Change y-o-y

Profit&Loss Statement
Revenues	3,429	3,254	5%/-6%*

Gross profit	1,182	1,105	77

in % of revenues	34.5%	34.0%	50 bps

Adjusted Operating income	212	170	42

in % of revenues	6.2%	5.2%	100 bps

Reported Net income (loss) (Group share)	(206)	(18)	(188)

Reported EPS diluted (in Euro)	(0.07)	(0.01)	Nm

Reported E/ADS diluted (in USD)	(0.08)	(0.01)	Nm
Cash Flow Statement
Segment Operating cash flow	83	(61)	144

Free cash flow [1]	(96)	(81)	(15)

Free cash flow before restructuring cash outlays [1]	7	1	6
The Shift Plan KPIs

Core Networking Revenues	1,608	1,443	11%/2%*

Core Networking Adjusted Operating income	151	123	28

in % of revenues	9.4%	8.5%	90 bps

Access operating cash flow	41	(36)	77

Cumulative Fixed Cost Savings	872	645	227

* At constant rate

(1) Excluding Nokia transaction related costs

Paris, October 29, 2015 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) delivered another quarter of continuing improvement in profitability, with gross and operating margins up, reflecting sustained strong focus on execution as the Group prepares to combine with Nokia. Access, notably, recorded its highest level of profitability in any quarter since the launch of the Shift Plan. Cumulative fixed cost savings amounted to Euro 872 million, representing more than 90% of the 2015 objective.

Commenting on the results, Philippe Camus, Chairman and CEO of Alcatel-Lucent, said: “I am very pleased to report that our efforts to drive profitability and strengthen margins have continued to bear fruit in the third quarter, along with our strategy to refocus on next-generation technologies. We are also very satisfied with the progress being made on the proposed combination between Nokia and Alcatel-Lucent. As Nokia announced last week, the last major regulatory approvals have been secured allowing the proposed transaction to go ahead. The process is now moving into its final stages, and between the two companies, we are extremely confident of concluding it, as previously indicated, in the first quarter of next year - with a new and exciting global powerhouse in communications technology emerging as a result.”

Highlights of Q3 2015

●

Group revenues, excluding Managed Services and at constant perimeter, increased 7% year-on-year, with notable strength in next-generation revenues, which grew 23%. At constant exchange rates, Group revenues were down 5%, while next-generation revenues were up 11%. The weight of next-generation revenues continued to progress, representing 77% of revenues compared to 66% in the year-ago quarter.

●	Gross margin reached 34.5% of revenues, expanding 50 bps year-on-year, driven by a higher proportion of software sales, notably in IP Platforms, and improved profitability in certain businesses.

●	Cumulative fixed cost savings totaled Euro 872 million, or more than 90% of our Euro 950 million Shift Plan objective.

●

Adjusted operating income totaled Euro 212 million, or 6.2% of revenues, compared to Euro 170 million in Q3 2014, or 5.2% of revenues. Profitability of our Core Networking segment improved 90 bps to reach an adjusted operating margin of 9.4% while our Access segment reached an adjusted operating margin of 4.6%, its highest level of profitability in any quarter since the launch of The Shift Plan.

●

As reported, the Group showed a net loss (Group share) of Euro (206) million in Q3 2015, or Euro (0.07) per share, compared to Euro (18) million in the year-ago period. The larger net loss compared to the year-ago quarter was mainly due to the impact of a non-cash goodwill impairment charge related to ASN.

●

Segment operating cash flow showed significant year-over-year improvement to Euro 83 million, an increase of Euro 144 million compared to Q3 2014. Free cash flow excluding transaction related costs was Euro (96) million, down Euro 15 million year-on-year. We reiterate our Shift Plan objective of being free cash flow positive in 2015.

●

For 2015 as a whole, Core Networking revenues are expected to be in a range of Euro 6.8 to 7.0 billion and adjusted operating margin is now expected to be at a level similar to 2014, owing to dilutive contribution from ASN, itself resulting from delays in contractual implementation of awards, and from continued softness in some geographies, notably in Japan. Access, having reached record profitability in Q3, is now expected to largely exceed the segment operating cash flow target of Euro 200 million for 2015.

●

The Group also announces today preliminary results of its US pension lump-sum offer. This was a one-time, voluntary, opportunity for about 85,000 retirees and surviving beneficiaries in the US Management Pension Plan and the US Inactive Occupational Pension Plan to convert their existing monthly pension benefit payments into a single lump-sum payment. In all, about 26,000 individuals — about 31% of those eligible for the offer or a take rate slightly better that our expected rate of 30% — elected to convert their existing pension benefit to a lump-sum payment, representing about US Dollar 5.3 billion in total payments. Payments will occur on November 2, 2015 and will come entirely from the existing plan assets. Payments, when made, will constitute a complete settlement of our pension obligations with respect to the individuals electing this offer. The actual surplus resulting from the offer will be recognized in our Q4 2015 income statement and will depend on the discount rate in effect at the payment date. Applying September 30, 2015 discount rates, the decrease in pension liabilities is expected to outweigh the decrease in pension assets by nearly US Dollar 500 million, with the overall rate of surplus for the US tax-qualified pension plans rising from 107% to 111%.

●

On October 6, 2015, the Group announced it will continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks (ASN), as a wholly-owned subsidiary and will continue to execute its strategic roadmap. In the wake of this decision, we have decided, taking into account all relevant circumstances, to record an impairment charge of Euro 193 million, all in the form of a non-cash charge to goodwill historically allocated to ASN.

●	In early September, the Group repurchased Euro 300 million of its 6.75% Senior Notes due 2020, in an effort to continue to reduce its overall debt level.

CORE NETWORKING

Core Networking segment revenues were Euro 1,608 million in Q3 2015, an increase of 11% year-over-year at actual rates and 2% at constant rates. Adjusted operating income totalled Euro 151 million, or 9.4% of segment revenues in Q3 2015, up from Euro 123 million and 8.5% respectively in Q3 2014, essentially driven by improved profitability in IP Platforms. Core Networking segment operating cash flow was Euro 45 million in the quarter, an increase of Euro 83 million compared to Q3 2014.

Breakdown of segment (In Euro million)	Third quarter 2015	Third quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Core Networking

Revenues	1,608	1,443	11%	2%	1,675	-4%	-3%

IP Routing	649	594	9%	0%	659	-2%	-1%

IP Transport	556	527	6%	1%	630	-12%	-11%

IP Platforms	403	322	25%	11%	386	4%	5%

Adjusted Operating income	151	123	28		153	(2)

in % of revenues	9.4%	8.5%	90 bps		9.1%	30 bps

Segment Operating Cash-Flow	45	(38)	83		192	(147)

in % of revenues	2.8%	-2.6%	Nm		11.5%	Nm

IP Routing revenues were Euro 649 million in Q3 2015, an increase of 9% at actual rates and flat at constant rates, when compared to Q3 2014. The business witnessed contrasting trends, with continued strong performance in EMEA and CALA almost entirely offset by softness in other geographies, notably in Japan. Revenues from non-telco customers grew at a double-digit pace year-over-year, at constant exchange rates, and now represented more than 15% of total IP Routing sales.

●

The 7950 XRS IP Core router now has a total of 50 wins to-date, with 6 new wins in Q3 2015, including Telefonica, who will deploy various products in our routing portfolio. Strong year-over-year revenue growth continues to drive market share gains, with 6% share in Q2’15, according to Dell’Oro.

●

The introduction of the 7750 SR-e service router offers service providers and enterprises an optimized platform for smaller locations in large-scale IP networks or as a full-service router for smaller networks. This product furthers builds on the success of the SR-a, which has been shipped to over 60 customers, including Bharti Telecom and Indosat, in less than 9 months since its introduction.

●	Virtualized routing momentum continues, with 15 new customers for the VSR in Q3 2015, bringing the total to 31 deployments and over 80 trials.

●	Nuage added 5 new customers, bringing the total to 30 wins, including being recently named in an ecosystem of partners that will develop an NFV proof of concept for Telstra in Australia.

IP Transport revenues were Euro 556 million in Q3 2015, up 6% at actual rates and 1% at constant rates, compared to the year-ago quarter. Terrestrial optics revenues were adversely impacted by project timing during the quarter but otherwise witnessed solid business momentum as indicated by an end-of-quarter book-to-bill significantly above 1.0x. Non-telcos revenues grew very strongly year-over-year and now represent more than 20% of Terrestrial optics revenues. ASN witnessed year-over-year growth, but sales were tempered by delays in contractual implementation of awards.

●

Within WDM, our 1830 Photonic Service Switch (PSS) platform represented 61% of terrestrial optical product revenues in the quarter, up 11 percentage points year-on-year, and was notably selected by two non-telco customers - Eurotunnel and the Polish Government.

●

In Q3 2015, our 100G shipments represented 43% of total WDM line cards shipments, an increase of 8 percentage points year-on-year. Recent 100G announcements include Optus’ recent network upgrade in Australia. Traction for 200G continues, with 10% of the 100G ports shipped in Q3 being activated for 200G.

●	TIM has selected Alcatel-Lucent’s 9500 Microwave Packet Radio to support ultra-broadband connectivity between the Sicilian islands of Pantelleria and Lampedusa.

●	ASN continues to build its pipeline as it was recently selected to extend the South America Pacific Link (SAPL) submarine cable system and upgrade the PENCAN-7 and PENCAN-8 undersea cable systems.

IP Platforms revenues were Euro 403 million in Q3 2015, a year-on-year increase of 25% at actual rates and 11% at constant rates. Revenue growth in IP Platforms was driven by continued strength in IMS for VoLTE, notably in North America, where sales almost doubled year-over-year, in addition to our Customer Experience and SDM businesses. Growth was partially offset by declines in Policy and Charging as well as the tail-end of the phase-out of legacy businesses.

●

Reflecting successful expansion beyond traditional customers and geographies, China Mobile will deploy Alcatel-Lucent’s Rapport communications software to consolidate video, voice and messaging services on a single platform and offer VoLTE, while paving the way for future cloud-based services.

●

Alcatel-Lucent’s acquisition of Mformation will extend and enhance the capabilities of our Motive Customer Experience Management (CEM) solution to provide mobile and ‘Internet of Things’ security and device management solutions for mobile operators, service providers and enterprises.

ACCESS

Access segment revenues were Euro 1,811 million in Q3 2015, flat year-over-year at actual rates and a decrease of 11% at constant rates. In Q3 2015, segment operating income was Euro 83 million, the single largest operating income recorded in any quarter since the launch of the Shift Plan. This reflects material improvement in Wireless profitability in addition to continued strong contribution from Fixed Access. Segment operating cash flow was Euro 41 million in the quarter, Euro 77 million better than Q3 2014.

Breakdown of segment (In Euro million)	Third quarter 2015	Third quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
Access

Revenues	1,811	1,807	0%	-11%	1,772	2%	4%

Wireless Access	1,184	1,176	1%	-13%	1,148	3%	4%

Fixed Access	548	518	6%	-1%	548	0%	3%

Managed services	65	97	-33%	-35%	58	12%	14%

Licensing	14	16	-9%	-13%	18	-20%	-17%

Adjusted Operating income	83	62	21		23	60

in % of revenues	4.6%	3.4%	120 bps		1.3%	Nm

Segment Operating Cash-Flow	41	(36)	77		129	(88)

in % of revenues	2.3%	-2.0%	Nm		7.3%	Nm

Wireless Access revenues were Euro 1,184 million, a year-on-year increase of 1% at actual rates and a decrease of 13% at constant rates. Within Wireless, China registered strong year-over-year and sequential revenue growth, benefitting from continued LTE deployments and volume catch-up from the prior quarter.

●	Alcatel-Lucent’s focus on the development of 5G networks continues to progress:

▪	Verizon is working with key partners, including Alcatel-Lucent, to begin 5G field trials in 2016 to accelerate the expected rate of innovation.

▪

The 5GNOW project, with technical leadership by Alcatel-Lucent, has been awarded the highest scientific excellence honor by the European Commission for advancing development of the next generation of mobile networks (5G) and strengthening European competitiveness.

●

Alcatel-Lucent will deploy LTE technology for Deutsche Telekom’s European ground network, which communicates with airplanes and complements Inmarsat’s S-band satellite services and enabling internet access in the air.

●	Cambodia’s Chuan Wei selected Alcatel-Lucent’s LTE and VoLTE technologies to expand mobile ultra-broadband connectivity across the country.

Fixed Access revenues were Euro 548 million in Q3 2015, an increase of 6% compared to the year-ago quarter at actual rates and a decrease of 1% at constant rates. Within Fixed, strong performance in China, Australia and Vietnam drove growth in APAC, while EMEA faced a difficult comparison in the year-ago quarter and spending in North America remained soft.

●

Alcatel-Lucent’s leadership in G.fast continues to be evidenced through commercial deployments including Chunghwa Telecom in Taiwan and extensive consumer trials with BT in north-east England and nbn™ in Australia.

●	Alcatel-Lucent deployed the world’s first TWDM-PON technology, which was used to offer 10G community-wide broadband service in Chattanooga, Tennessee.

●

At the Broadband World Forum, Alcatel-Lucent showcased first-to-market fixed access technologies across fiber and copper to support operators in meeting demand for ultra-broadband services, including a new G.fast multi-port micronode, the first commercially available Vplus products, and an expansion of our TWDM-PON portfolio.

GEOGRAPHICAL INFORMATION

North America revenues increased 4% at actual rates year-over-year and declined by 13% at constant rates, as growth in IP Platforms and resilience in IP Routing was not enough to offset weakness in other businesses. Revenues in Europe increased 12% year-over-year (10% at constant rates), driven notably by strength in IP Routing and IP Transport. Asia Pacific posted an 8% year-over-year increase in revenues at actual rates and a 2% decrease at constant rates, reflecting slight growth in China that was more than offset by weakness in other countries, notably Japan. In Rest of World, revenues decreased 5% year-over-year (down 7% at constant rates), as flattish revenue performance in CALA was not enough to compensate declines in MEA.

Geographic breakdown of revenues (In Euro million)	Third quarter 2015	Third quarter 2014	Change y-o-y (actual)	Change y-o-y (constant)	Second quarter 2015	Change q-o-q (actual)	Change q-o-q (constant)
North America	1,416	1,362	4%	-13%	1,528	-7%	-7%
Europe	797	711	12%	10%	792	1%	1%
Asia Pacific	779	721	8%	-2%	689	13%	17%
RoW	437	460	-5%	-7%	441	-1%	2%
Total group revenues	3,429	3,254	5%	-6%	3,450	-1%	1%

P&L HIGHLIGHTS

Adjusted Profit & Loss Statement (In Euro million except for EPS)	Third quarter 2015	Third quarter 2014	Change y-o-y	Second quarter 2015	Change q-o-q
Revenues	3,429	3,254	5%/-6%*	3,450	-1%/1%*
Cost of sales	(2,247)	(2,149)	(98)	(2,248)	1
Gross profit	1,182	1,105	77	1,202	(20)
in % of revenues	34.5%	34.0%	50 bps	34.8%	-30 bps
SG&A expenses	(422)	(400)	6%	(436)	-3%
R&D costs	(548)	(535)	2%	(591)	-7%
Adjusted Operating income	212	170	42	175	37
in % of revenues	6.2%	5.2%	100 bps	5.1%	110 bps
Restructuring costs	(84)	(75)	(9)	(122)	37
Litigations	2	1	1	-	2
Gain/(loss) on disposal of consolidated entities	(27)	(1)	(26)	(4)	(23)
Impairment of assets	(193)	-	(193)	-	(193)
Post-retirement benefit plan amendment	1	103	(102)	(1)	2
Financial expense	(99)	(128)	29	(114)	15
Share in net income of equity affiliates	1	1	0	-	1
Income/(loss) tax benefit	1	-	1	13	(12)
Income/(loss) from discontinued activities	(4)	(66)	62	(0)	(4)
Adjusted Net income (loss) (Group share)	(203)	(9)	(194)	(49)	(154)
Non-controlling interests	13	14	(1)	(4)	17
Adjusted EPS diluted (in Euro)	(0.07)	(0.00)	Nm	(0.02)	Nm
Adjusted E/ADS* diluted (in USD)	(0.08)	(0.00)	Nm	(0.02)	Nm
Number of diluted shares (million)	2,796.5	2,767.0	Nm	2,792.1	Nm

Adjusted Profit & Loss Statement (In Euro million except for EPS)	YTD’15	YTD’14	Change

Revenues	10,114	9,496	7%/-7%*

Cost of sales	(6,611)	(6,367)	(244)

Gross profit	3,503	3,129	374

in % of revenues	34.6%	33.0%	160 bps

SG&A expenses	(1,286)	(1,177)	9%

R&D costs	(1,748)	(1,613)	8%

Adjusted Operating income	469	339	130

in % of revenues	4.6%	3.6%	100 bps

Restructuring costs	(275)	(417)	142

Litigations	(17)	5	(22)

Gain/(loss) on disposal of consolidated entities	(35)	(20)	(15)

Impairment of assets	(193)	-	(193)

Post-retirement benefit plan amendment	(1)	103	(104)

Financial expense	(241)	(400)	159

Share in net income of equity affiliates	2	8	(6)

Income/(loss) tax benefit	(9)	81	(90)

Income/(loss) from discontinued activities	(17)	(47)	30

Adjusted Net income (loss) (Group share)	(320)	(364)	44

Non-controlling interests	3	16	(13)

Adjusted EPS diluted (in Euro)	(0.11)	(0.13)	Nm

Adjusted E/ADS* diluted (in USD)	(0.13)	(0.18)	Nm

Number of diluted shares (million)	2,790.5	2,763.7	Nm

*At constant rate

CASH FLOW STATEMENT HIGHLIGHTS

Cash Flow highlights (In Euro million )	Third quarter 2015	Third quarter 2014	YTD’15	YTD’14
Adjusted operating income	212	170	469	339
Change in operating WCR	(129)	(231)	(222)	(363)
Segment Operating Cash Flow	83	(61)	247	(24)
Depreciation & Amort and other adjustments	187	354	391	438
Operating Cash Flow	270	293	638	414
Interest	(105)	(95)	(197)	(212)
Income tax (expense)	(8)	(19)	(55)	(75)
Pension funding & retiree benefit cash outlays	(25)	(32)	(73)	(134)
Restructuring cash outlays	(103)	(82)	(308)	(307)
Capital expenditures (incl. R&D cap.)	(137)	(146)	(396)	(378)
Disposal of Intellectual Property	-	-	16	8
Free Cash Flow	(108)	(81)	(375)	(684)
o/w Transaction related costs	(12)	-	(15)	-
Free Cash Flow excluding transaction related costs	(96)	(81)	(360)	(684)
Free Cash Flow excl. restructuring cash outlays & transaction costs	7	1	(52)	(377)

BALANCE SHEET HIGHLIGHTS

Statement of position - Assets (In Euro million)	Sept 30, 2015	June 30, 2015
Total non-current assets	11,222	11,501
Goodwill & intangible assets, net	4,567	4,779
Prepaid pension costs	2,813	2,831
Other non-current assets	3,842	3,891
Total current assets	10,747	11,441
OWC assets	4,451	4,667
Other current assets	987	997
Marketable securities, cash & cash equivalents	5,309	5,777
Total assets	21,969	22,942

Statement of position - Liabilities and equity (In Euro million)	Sept 30, 2015	June 30, 2015
Total equity	2,678	3,322
Attributable to the equity owners of the parent	1,811	2,443
Non controlling interests	867	879
Total non-current liabilities	11,801	11,680
Pensions and other post-retirement benefits	5,611	5,197
Long term debt	4,798	5,051
Other non-current liabilities	1,392	1,432
Total current liabilities	7,490	7,940
Provisions	1,151	1,239
Short term debt	503	575
OWC liabilities	4,240	4,557
Other current liabilities	1,596	1,569
Total liabilities and shareholder’s equity	21,969	22,942

Alcatel-Lucent will host a press and analyst conference at 2.15 p.m. CET which will be available live via conference call or audio webcast. All details on http://www.alcatel-lucent.com/investors/financial-results/Q3-2015

Notes

The Board of Directors of Alcatel-Lucent met on October 28, 2015, examined the Group’s unaudited interim condensed consolidated financial statements at September 30, 2015, and authorized their issuance.

The interim condensed consolidated financial statements are unaudited. They are available on our website http://www.alcatel-lucent.com/investors/financial-results/Q3-2015

Operating income is the Income from operating activities before restructuring costs, litigations, impairment of assets, gain on disposal of consolidated entities and post-retirement benefit plan amendments.

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

“Segment operating cash flow” is the adjusted operating income plus operating working capital change at constant exchange rate.

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay.

Upcoming events

February 4: Fourth-quarter results

About Alcatel-Lucent (Euronext Paris and NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
FLORENT DEFRETIN	florent.defretin@alcatel-lucent.com	T: + 33 (0)1 55 14 14 27
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to product demand and market trends being as expected (in particular for those where we have decided to focus Alcatel Lucent’s resources), Alcatel Lucent’s ability to diversify its customer base, to reach the targeted levels of cash flow generation, to achieve the planned fixed cost savings or to achieve expected discount rates for the lump-sum pension offer to US retirees, as well as to close on certain operations, including the announced combination with Nokia. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include Alcatel Lucent’s projected combination with Nokia and achieving Shift Plan goals such as headcount reduction and streamlining the organization, product mix and site rationalization, exit of unprofitable contracts and markets at a reasonable cost. These risks and uncertainties are also based upon a number of factors including, among others, Alcatel Lucent’s ability to realize the full value of its existing and future intellectual property portfolio in a complex technological environment (including defending itself in infringement suits and licensing on a profitable basis its patent portfolio), Alcatel Lucent’s ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for Alcatel Lucent’s legacy products and the technologies pioneered by Alcatel Lucent, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in Alcatel Lucent’s ability to execute on its other strategic plans, Alcatel Lucent’s ability to efficiently co-source or outsource certain business processes and more generally control its costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components it needs as well as Alcatel Lucent’s ability to efficiently source components when demand increases, the social, political risks Alcatel Lucent may encounter in any region of its global operations, the costs and risks associated with pension and postretirement benefit obligations, Alcatel Lucent’s ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, Alcatel Lucent’s ability to procure financing for its operations at an affordable cost, and the impact of each of these factors on Alcatel Lucent’s results of operations and cash; as well as other risk factors listed from time to time in Alcatel-Lucent’s or Nokia’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), preliminary drafts of which were filed by Nokia with the SEC on August 14, 2015 and October 22, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

ADJUSTED PROFORMA RESULTS

In the third quarter, the reported net loss (Group share) was Euro (206) million or Euro (0.07) per diluted share (USD (0.08) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro 3 million.

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which excludes the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2015 adjusted net loss (Group share) was Euro (203) million or Euro (0.07) per diluted share (USD (0.08) per ADS).

	Q3 2015
(In Euro million except for EPS)	As reported	PPA	Adjusted

Revenues	3,429		3,429
Cost of sales	(2,247)		(2,247)

Gross Profit	1,182		1,182

SG&A expenses	(422)		(422)
R&D costs	(555)	7	(548)

Operating income	205	7	212

Restructuring costs	(84)		(84)
Litigations	2		2
Gain/(loss) on disposal of consolidated entities	(27)		(27)
Impairment of assets	(193)		(193)
Post-retirement benefit plan amendment	1		1

Income from operating activities	(96)	7	(89)

Financial expense	(99)		(99)

Share in net income of equity affiliates	1		1
Income/(loss) tax benefit	5	(4)	1

Income (loss) from continuing operations	(189)	3	(186)

Income (loss) from discontinued activities	(4)		(4)

Net Income (loss)	(193)	3	(190)

of which : Equity owners of the parent	(206)	3	(203)
Non-controlling interests	13		13

Earnings per share : basic	(0.07)		(0.07)
Earnings per share : diluted	(0.07)		(0.07)

E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of 1.1162 USD as of September 30, 2015.

RESTATEMENT OF 2015 - 2013 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q3’15	Q2’15	Q1’15	2014	Q4’14	Q3’14	Q2’14	Q1’14	2013	Q4’13	Q3’13	Q2’13	Q1’13

Core Networking	1,608	1,675	1,450	5,966	1,802	1,443	1,369	1,352	6,151	1,726	1,516	1,583	1,326

IP Routing	649	659	583	2,368	664	594	561	549	2,253	555	580	624	494

IP Transport	556	630	492	2,114	649	527	484	454	2,120	618	544	530	428

IP Platforms	403	386	375	1,484	489	322	324	349	1,778	553	392	429	404

Access	1,811	1,772	1,782	7,157	1,871	1,807	1,907	1,572	7,447	1,983	1,951	1,816	1,697

Wireless Access	1,184	1,148	1,184	4,685	1,211	1,176	1,299	999	4,510	1,240	1,196	1,062	1,012

Fixed Access	548	548	506	2,048	549	518	521	460	2,069	542	541	523	463

Managed services	65	58	78	369	96	97	77	99	791	186	186	215	204

Licensing	14	18	14	55	15	16	10	14	77	15	28	16	18

Other & Unallocated	10	3	3	55	9	4	3	39	215	54	53	53	55

Total group revenues	3,429	3,450	3,235	13,178	3,682	3,254	3,279	2,963	13,813	3,763	3,520	3,452	3,078

Adj. operating income (loss)

Core Networking	151	153	41	630	288	123	123	96	479	258	93	139	(11)

in % of revenues	9.4%	9.1%	2.8%	10.6%	16.0%	8.5%	9.0%	7.1%	7.8%	14.9%	6.1%	8.8%	-0.8%

Access	83	23	67	42	6	62	11	(37)	(85)	76	46	(75)	(132)

in % of revenues	4.6%	1.3%	3.8%	0.6%	0.3%	3.4%	0.6%	-2.4%	-1.1%	3.8%	2.4%	-4.1%	-7.8%

Other & Unallocated	(22)	(1)	(26)	(49)	(10)	(15)	2	(26)	(116)	(41)	(25)	(18)	(32)

Total	212	175	82	623	284	170	136	33	278	293	114	46	(175)

in % of revenues	6.2%	5.1%	2.5%	4.7%	7.7%	5.2%	4.1%	1.1%	2.0%	7.8%	3.2%	1.3%	-5.7%

Segment Operating Cash Flow

Core Networking	45	192	(42)	528	415	(38)	103	48	482	317	62	110	(7)

in % of revenues	2.8%	11.5%	-2.9%	8.9%	23.0%	-2.6%	7.5%	3.6%	7.8%	18.4%	4.1%	6.9%	-0.5%

Access	41	129	(58)	48	154	(36)	(9)	(61)	(137)	223	26	(114)	(272)

in % of revenues	2.3%	7.3%	-3.3%	0.7%	8.2%	-2.0%	-0.5%	-3.9%	-1.8%	11.2%	1.3%	-6.3%	-16.0%

Other & Unallocated	(3)	(5)	(52)	(82)	(51)	13	2	(46)	(134)	(53)	(49)	(36)	4

Total	83	316	(152)	494	518	(61)	96	(59)	211	487	39	(40)	(275)

in % of revenues	2.4%	9.2%	-4.7%	3.7%	14.1%	-1.9%	2.9%	-2.0%	1.5%	12.9%	1.1%	-1.2%	-8.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2015	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer